Filed Pursuant to Rule 424b(3)

Registration No. 333-114247

PROSPECTUS

Cellegy Pharmaceuticals, Inc.

4,000,000 Shares

Common Stock

This prospectus relates to resale of up to 3,740,000 shares of our common stock that we may issue to the selling shareholder named herein pursuant to a structured secondary offering facility arrangement that we entered into with the selling shareholder, and up to 260,000 shares of our common stock that are issuable upon exercise of a warrant that we issued to the selling shareholder. The selling shareholder will receive all of the proceeds from the sale of shares of common stock hereunder; we will receive the proceeds from the sale of shares of common stock to the selling shareholder under the structured secondary offering facility and from any cash exercise of the warrant by the selling shareholder.

Our common stock is listed on the NASDAQ Stock Market under the symbol “CLGY.” On May 26, 2004, the last reported sale price of the Common Stock on the NASDAQ Stock Market was $4.10 per share.

This prospectus is accompanied by a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and a copy of our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004.

This investment involves a high degree of risk. Please carefully consider the “ Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 1, 2004.

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

Unless the context otherwise requires, the terms “we,” “our,” “us,” “the Company” and “Cellegy” refer to Cellegy Pharmaceuticals, Inc., a California corporation, and its subsidiaries.

Cellegy is our registered trademark. Cellegesic, Fortigel and Tostrelle and Rectogesic are trademarks of Cellegy. This prospectus also includes trademarks of companies other than Cellegy.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words “anticipate,” “believe,” “estimate,” “will,” “may,” “intend” and “expect” and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. These forward-looking statements are not guarantees of future performance and concern matters that involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include those described in “Risk Factors” and elsewhere in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are also set forth in the section entitled “Factors Affecting Future Results” that appears in our Annual Report on Form 10-K for the year ended December 31, 2003, in Quarterly Reports on Form 10-Q and Form 10-Q/A (and any amendments thereto) and other documents that we subsequently file with the Commission, and in the section entitled “Risk Factors” in any supplements to this prospectus that we may file. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

THE COMPANY

Cellegy Pharmaceuticals is a development stage specialty biopharmaceutical company that develops and intends to commercialize prescription drugs targeting primarily gastrointestinal conditions and sexual dysfunction using proprietary topical formulations and nitric oxide, or NO, donor technologies. In January 2004, Cellegy announced results of a preliminary analysis from our confirmatory Phase 3 study using Cellegesic™ (nitroglycerin ointment) for the treatment of chronic anal fissure pain, showing a statistically significant reduction in anal fissure pain compared with a placebo control during the first three weeks of the trial, the primary efficacy end point of the study. We plan to submit a New Drug Application, or NDA, to the United States Food and Drug Administration, or FDA, in the second quarter of 2004.

In addition to the anal fissure indication, we are developing Cellegesic for the treatment of hemorrhoids and a painful condition called dyspareunia, which prevents or inhibits sexual intercourse in more than five million women in the United States. Other early stage NO donor product candidates in our pipeline address a number of conditions including prostate cancer, Raynaud’s Disease and Restless Leg Syndrome.

Cellegy is also developing two transdermal testosterone gel products. Tostrelle™ (testosterone gel) 0.5% is for the treatment of female sexual dysfunction in postmenopausal women. We have previously announced results of an interim analysis of a Phase 2 study using Tostrelle for the treatment of female sexual dysfunction showing a favorable response rate of 71% versus a placebo response of 13%. Fortigel™ (testosterone gel) 2.0%, replacement therapy for male hypogonadism, was the subject of a Not Approvable letter by the FDA in July 2003. Cellegy has had discussions and exchanges with the FDA which we believe may lead to agreement on any remaining work required for approval of the product. There can, however, be no assurances regarding the timing and outcome of these interactions and the FDA’s decisions regarding Fortigel or our other products.

We were incorporated in California in 1989. Our principal offices are located at 349 Oyster Point Boulevard, Suite 200, South San Francisco, CA 94080, our telephone number is (650) 616-2200 and our internet address is www.cellegy.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this prospectus.

RISK FACTORS

Please carefully consider the specific factors set forth below as well as the other information contained in, or incorporated by reference into, this prospectus before purchasing shares of our common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below.

Risks Relating to Our Business

We are subject to regulation by regulatory authorities including the FDA, which could delay or prevent marketing of our products. Unexpected regulatory outcomes could adversely affect our business and stock price.

Cellegy’s prescription product candidates, and our ongoing research and clinical activities such as those relating to our product candidates Cellegesic, Fortigel and Tostrelle, are subject to extensive regulation by governmental regulatory authorities in the United States and other countries. Before we obtain regulatory approval for the commercial sale of our potential drug products, we must demonstrate through pre-clinical studies and clinical trials that the product is safe and efficacious for use in the clinical indication for which approval is sought. The timing of NDA submissions, the outcome of reviews by the FDA and the initiation and completion of other clinical trials are subject to uncertainty, change and unforeseen delays. Under the Prescription Drug User Fee Act, or PDUFA, the FDA establishes a target date to complete its review of an NDA. Although the FDA attempts to respond by the relevant PDUFA date to companies that file NDAs, there is no obligation on the FDA’s part to do so. In addition, extensive current pre-clinical and clinical testing requirements and the current regulatory approval process of the FDA in the United States and of certain foreign regulatory authorities, or new government regulations, could prevent or delay regulatory approval of Cellegy’s products.

The process of developing and obtaining approval for a new pharmaceutical product within this regulatory framework requires a number of years and substantial expenditures. There can be no assurance that necessary approvals will be obtained on a timely basis, if at all. Delays in obtaining regulatory approvals could have a material adverse effect on us. If we fail to comply with applicable regulatory requirements, we could be subject to a wide variety of serious administrative or judicially imposed sanctions and penalties, any of which would materially and adversely affect our business, results of operations and stock price.

One or more of our ongoing or planned clinical trials could be delayed, or the FDA could issue a Not Approvable letter with respect to our future NDAs, as it did with our Fortigel NDA in July 2003. Such actions could result in further clinical trials or necessitate other time consuming or costly actions to satisfy regulatory requirements. For example, although there is still no definitive agreement with the FDA regarding requirements for approval of Fortigel, we believe that the FDA will require an additional Phase 3 clinical trial. The FDA may also decide to have an Advisory Panel review the submission of our product candidates with an uncertain outcome of such panel’s recommendation, or take other actions having the effect of delaying or preventing commercial introduction of our products. Similarly, the FDA or other regulatory agencies could impose requirements on future trials that could delay the regulatory approval process for our products. There can be no assurance that the FDA or other regulatory agencies will find any of our trial data, including our soon to be filed NDA for Cellegesic or other sections of our regulatory submissions, sufficient to approve any of our product candidates for marketing in the United States or in other overseas markets.

In January 2004, Cellegy reported positive results from its confirmatory Phase 3 study using Cellegesic for the treatment of chronic anal fissure pain, and we now plan to submit an NDA to the FDA in the second quarter of 2004. The Cellegesic trial was conducted in accordance with a Special Protocol Assessment, or SPA, agreed to with the FDA. An SPA is intended to provide assurance that if the pre-specified primary endpoint is achieved and no unexpected results are seen, the FDA will approve the product for commercial sale. Five subjects dropped out of the study as a result of headache. The SPA required that subjects discontinuing due to nitroglycerin related headache defined as one that occurs within 30 minutes of application should have their last daily pain intensity score, as recorded on the day the subject dropped out, carried forward each day through day 21. In the application of the SPA protocol regarding determination of which subjects dropped out due to nitroglycerin related headaches, a clinical judgment, based on each subject’s entire records, was used to determine which of the five subjects discontinued due to nitroglycerin related headaches. Last daily pain intensity scores were carried forward for three of the five subjects. The other two subjects who withdrew from the trial due to headache had all of their available pain data prior to dropout included in the analysis. Among other things, the SPA required that post-discontinuation pain scores be obtained whenever possible from subjects who dropped out of the trial. Cellegy included such data in the statistical analysis.

We believe we achieved positive results using the methods specified in the SPA. However, there can be no assurance that the FDA will find the Cellegesic trial data, the statistical analysis methodology used by the Company with the inclusion of post-discontinuation pain scores, the treatment of data from patients who dropped out of the study due to headaches or other sections of the NDA acceptable. The FDA may not agree that the trial data satisfies the standards specified in the SPA and may not ultimately grant marketing approval for Cellegesic. Failure of the FDA to approve Cellegesic for marketing, or imposition by the FDA of material additional conditions required to be satisfied prior to granting marketing approval, could have a material adverse effect on Cellegy’s business and stock price.

Sales of Cellegy’s products outside the United States are subject to different regulatory requirements governing clinical trials and marketing approval. These requirements vary widely from country to country and could delay introduction of Cellegy’s products in those countries.

Our clinical trial results are very difficult to predict in advance, and the clinical trial process is subject to delays. Failure of one or more clinical trials or delays in trial completion could adversely affect our business and our stock price.

Results of pre-clinical studies and early clinical trials may not be good predictors of results that will be obtained in later-stage clinical trials. We cannot assure you that Cellegy’s present or future clinical trials, including, for example, the Phase 2 study for Tostrelle or the Cellegesic Phase 2 hemorrhoid trial, will demonstrate the results required to continue advanced trial development and allow us to seek marketing approval for these or our other product candidates. Because of the independent and blind nature of certain human clinical testing, there will be extended periods during the testing process when we will have only limited, or no, access to information about the status or results of the tests. Cellegy and other pharmaceutical companies have believed that their products performed satisfactorily in early tests, only to find their performance in later tests, including Phase 3 clinical trials, to be inadequate or unsatisfactory, or that FDA Advisory Committees have declined to recommend approval of the drugs, or that the FDA itself refused approval, with the result that stock prices have fallen precipitously.

Delays in the clinical trial process can be extremely costly in terms of lost sales opportunities and increased clinical trial costs. The speed with which we complete our clinical trials and our regulatory submissions, including NDAs, will depend on several factors, including the following:

•	the rate of patient enrollment, which is affected by the size of the patient population, the proximity of patients to clinical sites, the difficulty of the entry criteria for the study and the nature of the protocol;

•	the timely completion of clinical site protocol approval and obtaining informed consent from subjects;

•	analysis of data obtained from preclinical and clinical activities;

•	changes in policies or staff personnel at regulatory agencies during the lengthy drug application review; and

•	the availability of experienced staff to conduct and monitor clinical studies, internally or through contract research organizations.

We have a history of losses, and we expect losses to continue for at least several years. We could be subject to delisting by the Nasdaq National Market.

Our accumulated deficit as of March 31, 2004, was approximately $102.2 million. We have never operated profitably and, given our planned level of operating expenses, we expect to continue to incur losses through at least 2004. We plan to increase our operating expenses as we continue to devote significant resources to pre-clinical studies, clinical trials, administrative, marketing, sales and patent activities. Accordingly, without substantial revenues from new corporate collaborations, royalties on product sales or other revenue sources, we expect to incur substantial operating losses in the foreseeable future as our potential products move through development, and we continue to invest in research and clinical trials. Our losses may increase in the future, and even if we achieve our revenue targets, we may not be able to sustain or increase profitability on a quarterly or annual basis. The amount of future net losses, and the time required to reach profitability, are both highly uncertain. To achieve sustained profitable operations, we must, among other things, successfully discover, develop, obtain regulatory approvals for and market pharmaceutical products. We cannot assure you that we will ever be able to achieve or sustain profitability.

Cellegy’s common stock is currently listed on the NASDAQ National Market. There are several requirements for the continued listing of our common stock on the NASDAQ National Market, including requirements relating to stock price and to compliance with certain financial standards. If we fail to satisfy one or more of the criteria for continued listing and are unable to demonstrate compliance within the time periods permitted by NASDAQ, our common stock would be delisted from the NASDAQ National Market and we would likely seek a listing on the NASDAQ SmallCap Market or some other market. Delisting from the NASDAQ National Market would have a material adverse effect on our business and stock price.

Our prospects for obtaining additional financing, if required, are uncertain and failure to obtain needed financing could affect our ability to develop or market products.

Throughout our history, we have consumed substantial amounts of cash. Our cash needs are expected to decrease throughout 2004 due to a reduction in clinical trial activity followed by an increase in 2005 in order to fund the additional expenses required to continue or expand our development programs and to commercialize our products once regulatory approvals have been obtained. Cellegy has no current source of significant ongoing revenues or capital beyond existing cash and investments, certain product sales of Rectogesic and skin care moisturizers and access to funding through the structured secondary offering facility that we entered into with Kingsbridge Capital Limited, or the SSO Facility. The amount of cash required will depend on numerous factors including, without limitation: requirements in support of our development programs, the progress and results of pre-clinical and clinical testing, the time and costs involved in obtaining regulatory approvals, including the cost of complying with potential additional FDA information and/or clinical trial requirements to obtain marketing approval of our Fortigel product candidate, the costs of filing, prosecuting, defending and enforcing our intellectual property rights, the outcome of the PDI litigation, and legal costs and/or potential settlement payments associated with these legal proceedings. In order to complete the development, manufacturing and other pre-launch marketing activities necessary to commercialize our products, additional financing will be required.

In addition to the SSO Facility, Cellegy may seek private or public equity investments and future collaborative arrangements with third parties to help fund future cash needs. There is no assurance that such funding will be available for us to finance our operations on acceptable terms, if at all, and any future equity funding may involve significant dilution to our shareholders. Under certain circumstances we could be prevented from or be limited in fully utilizing planned funding from the SSO Facility. Insufficient funding may require us to delay, reduce or eliminate some or all of our research and development activities, planned clinical trials, administrative programs, personnel, outside services and facility costs. In addition, Cellegy would be subject to de-listing by the NASDAQ National Market if certain financial standards are not maintained. Cellegy believes that available cash resources and interest earned thereon will be adequate to satisfy its capital needs through December 2004 assuming no material adverse financial impact associated with PDI litigation and any subsequent legal proceedings.

The type and scope of patent coverage we have may limit the commercial success of our products.

Cellegy’s success depends, in part, on our ability to obtain patent protection for our products and methods, both in the United States and in other countries. Several of Cellegy’s products and product candidates, such as Cellegesic, Fortigel and Tostrelle, are based on existing molecules with a history of use in humans but which are being developed by us for new therapeutic uses or in novel delivery systems which enhance therapeutic utility. We cannot obtain composition patent claims on the compounds themselves, and will instead need to rely on patent claims, if any, directed to use of the compound to treat certain conditions or to specific formulations. This is the case, for example, with our United States patents relating to Cellegesic and Fortigel. Such method-of-use patents may provide less protection than a composition-of-matter patent, because of the possibility of “off-label” use of the composition. Cellegy may not be able to prevent a competitor from using a different formulation or compound for a different purpose.

No assurance can be given that any additional patents will be issued to us, that the protection of any patents that may be issued in the future will be significant, or that current or future patents will be held valid if subsequently challenged. For example, oppositions have been filed with the European Patent Office regarding our European patent protecting the manufacture and use of nitroglycerin ointment and related compounds for the treatment of anal disorders, including fissures and various hemorrhoidal conditions. In December 2003, we reported that the Board of Opposition of the European Patent Office had rendered a verbal decision revoking Cellegy’s European patent relating to its Cellegesic product and related compounds for the treatment of anal disorders, including fissures and various hemorrhoidal conditions. Although Cellegy intends to appeal this decision, an additional adverse outcome in the appeal process could have a negative effect on Cellegy, impacting the success of our marketing and corporate licensing efforts in Europe and adversely affecting our business and stock price.

The patent position of companies engaged in businesses such as Cellegy’s business generally is uncertain and involves complex legal and factual questions. There is a substantial backlog of patent applications at the United

States Patent and Trademark Office, or USPTO. Patents in the United States are issued to the party that is first to invent the claimed invention. There can be no assurance that any patent applications relating to Cellegy’s products or methods will issue as patents, or, if issued, that the patents will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide us a competitive advantage.

In addition, many other organizations are engaged in research and product development efforts in drug delivery and topical formulations that may overlap with Cellegy’s products. Such organizations may currently have, or may obtain in the future, legally blocking proprietary rights, including patent rights, in one or more products or methods under development or consideration by Cellegy. These rights may prevent us from commercializing technology, or may require Cellegy to obtain a license from the organizations to use the technology. Cellegy may not be able to obtain any such licenses that may be required on reasonable financial terms, if at all, and cannot be sure that the patents underlying any such licenses will be valid or enforceable. Moreover, the laws of certain foreign countries do not protect intellectual property rights relating to United States patents as extensively as those rights are protected in the United States. The issuance of a patent in one country does not assure the issuance of a patent with similar claims in another country, and claim interpretation and infringement laws vary among countries, so the extent of any patent protection is uncertain and may vary in different countries. As with other companies in the pharmaceutical industry, we are subject to the risk that persons located in other countries will engage in development, marketing or sales activities of products that would infringe our patent rights if such activities were in the United States.

Our product sales strategy involving corporate partners is highly uncertain.

Cellegy is seeking to enter into agreements with corporate partners regarding commercialization of our lead product candidates. Besides the Fortigel license agreement with PDI, which is currently subject to litigation between the parties, Cellegy currently has a limited number of other agreements with third parties to commercialize our product candidates. Cellegy may not be able to establish other collaborative arrangements and we may not have the resources or the experience to successfully commercialize any such products on our own, particularly in overseas markets. Failure to enter into other arrangements could prevent, delay or otherwise have a material adverse effect on our ability to develop and market products, including our Cellegesic product in the United States, and our Tostrex and Rectogesic products, in markets outside of North America.

With the current and future planned corporate partner arrangements, we may rely on our partners to conduct clinical trials, obtain regulatory approvals and, if approved, manufacture, distribute, market or co-promote these products. Reliance on third party partners can create risks to our product commercialization efforts. Once agreements are completed, particularly if they are completed at a relatively early stage of product development, Cellegy may have little or no control over the development or marketing of these potential products and little or no opportunity to review clinical data before or after public announcement of results. Further, any arrangements that may be established may not be successful or may be subject to dispute or litigation between the parties.

In October 2003, Cellegy announced that it had received a communication on behalf of PDI, Inc. invoking mediation procedures under the exclusive license agreement between PDI and Cellegy relating to Fortigel. The dispute resolution provisions of the agreement required non-binding mediation before either party could initiate further legal proceedings. Mediation proceedings were completed in early December 2003, after which both PDI and Cellegy initiated litigation proceedings. The legal proceedings have been consolidated in the United States District Court for the Northern District of California. Although Cellegy believes PDI’s claims are without merit, there can be no assurances regarding the outcome of any such proceedings, or any potential counterclaims by PDI, and the Company could be required to devote significant time and resources to the proceedings. An adverse outcome in any such proceeding could have a material adverse financial impact on Cellegy.

We do not have any history of manufacturing products, and we have a limited number of critical suppliers.

Cellegy has no direct experience in manufacturing commercial quantities of products and currently does not have any capacity to manufacture products on a large commercial scale. We currently rely on a limited number of contract manufacturers, primarily PendoPharm Inc., and certain other suppliers to manufacture our formulations. Although we are developing other contract manufacturers, there can be no assurance that we will be able to enter into acceptable agreements with them or validate successfully facilities on a timely basis. In the future, we may not be able to obtain contract manufacturing on commercially acceptable terms for compounds or product formulations in the quantities we need. Manufacturing or quality control problems, lack of financial resources or qualified personnel could occur with our contract manufacturers causing product shipment delays, inadequate supply, or causing the contractor not to be able to maintain compliance with the FDA’s current good manufacturing practice requirements necessary to continue manufacturing. Such problems could limit our ability to produce clinical or commercial product and otherwise adversely affect Cellegy’s business and stock price.

In July 2003, PanGeo Pharma, Cellegy’s major contract manufacturer, filed for bankruptcy protection under Canadian law. Under a reorganization plan, PanGeo sold its facilities to an affiliate of Pharmascience, another Canadian manufacturer, and was renamed PendoPharm Inc. Uncertainty exists concerning the future operations of the manufacturing plant that is used to manufacture products for Cellegy, and whether PendoPharm will be able to meet Cellegy’s clinical and product requirements on a timely basis, if at all, in the future. In addition, there can be no assurances relating to PendoPharm’s ability to produce product under Good Manufacturing Practices required by the FDA or other regulatory agencies. Furthermore, their Montreal facility could be subject to loss of various domestic licenses required to continue manufacturing and distribution of certain products. Cellegy is in the process of establishing an alternative production site at a domestic location. This is an expensive and time consuming process and there may be delays and additional costs relating to the technical transfer and validation of alternate suppliers.

We currently have no drug products we sell on our own and have limited sales and marketing experience.

We may market certain of our products, if successfully developed and approved, through a direct sales force in the United States and through sales and marketing partnership or distribution arrangements outside the United States. Cellegy has very limited experience in sales, marketing or distribution. To market certain of our products directly, we may establish a direct sales force in the United States or obtain the assistance of our marketing partner. If we enter into marketing or licensing arrangements with established pharmaceutical companies, our revenues will be subject to the terms and conditions of such arrangements and will be dependent on the efforts of our partner. Cellegy may not have the financial capability to successfully establish a direct sales force or our collaborators may not effectively market our products. Either circumstance could have a material adverse effect on the successful commercialization of our products and ultimate profitability.

We have very limited staffing and will continue to be dependent upon key employees.

Our success is dependent upon the efforts of a small management team and staff. We have employment agreements and a severance/retention plan in place with certain executives, but none of our executives are legally bound to remain employed for any specific term. If key individuals leave Cellegy, we could be adversely affected if suitable replacement personnel are not quickly recruited. Our future success depends upon our ability to continue to attract and retain qualified scientific, clinical, marketing and administrative personnel. There is competition for qualified personnel in all functional areas, which makes it difficult to attract and retain the qualified personnel necessary for the development and growth of our business.

Risks Relating to Our Industry

We face intense competition from larger companies, and in the future Cellegy may not have the resources required to develop innovative products. Cellegy’s products are subject to competition from existing products.

The pharmaceutical industry is subject to rapid and significant technological change. In the development and marketing of prescription drugs, Cellegy faces intense competition. Cellegy is much smaller in terms of size and resources than many of its competitors in the United States and abroad, which include, among others, major pharmaceutical, chemical, consumer product, specialty pharmaceutical and biotechnology companies, universities and other research institutions. Cellegy’s competitors may succeed in developing technologies and products that are safer and more effective than any that we are developing and could render Cellegy’s technology and potential products obsolete and noncompetitive. Many of these competitors have substantially greater financial and technical resources, clinical production and marketing capabilities and regulatory experience. In addition, Cellegy’s products are subject to competition from existing products. For example, Cellegy’s Fortigel product, if ever commercialized in the United States, is expected to compete with two currently marketed testosterone gel products sold by Unimed/Solvay and Auxilium Pharmaceuticals, a transdermal patch product sold by Watson Pharmaceuticals, a

Buccal tablet from Columbia Laboratories and potential generic products which may be introduced before or after Fortigel is commercialized.

Cellegy’s Cellegesic product, if commercialized, is expected to compete with over-the-counter products, such as Preparation H marketed by Wyeth, and various prescription products. As a result, we cannot assure you that Cellegy’s products under development will be able to compete successfully with existing products or innovative products under development by other organizations.

We are subject to the risk of product liability lawsuits.

The testing, marketing and sale of human health care products entails an inherent risk of allegations of product liability. We are subject to the risk that substantial product liability claims could be asserted against us in the future. Cellegy has obtained $5 million in insurance coverage relating to our clinical trials. There can be no assurance that Cellegy will be able to obtain or maintain insurance on acceptable terms, particularly in overseas locations, for clinical and commercial activities or that any insurance obtained will provide adequate protection against potential liabilities.

Risks Relating to Our Stock

Our stock price could be volatile.

Our stock price has from time to time experienced significant price and volume fluctuations. Since becoming a public company, our stock price has fluctuated in conjunction with the Nasdaq Stock Market generally and sometimes on matters more specific to Cellegy, such as an announcement of clinical trial or regulatory results or other corporate developments. Announcements that could significantly impact our stock price include:

•	Publicity or announcements regarding regulatory developments relating to our products particularly Fortigel and Cellegesic;

•	Clinical trial results, particularly the outcome of our more advanced studies; or negative responses from regulatory authorities with regard to the approvability of our products.

•	Period-to-period fluctuations in our financial results, including our cash and investment balance, operating expenses, cash burn rate or revenues;

•	Negative announcements, additional legal proceeding or financial problems of our key suppliers, particularly relating to our Canadian manufacturer and our service providers;

•	A negative outcome in litigation or other potential legal proceedings with PDI relating to the Fortigel license agreement; or

•	Other potentially negative financial announcements, including delisting from the NASDAQ National Market, review of any of our filings, by the Securities and Exchange Commission, changes in accounting treatment or restatement of previously reported financial results or delays in our filings with the SEC.

The Kingsbridge SSO financing arrangement may have a dilutive impact on our stockholders. The SSO arrangement imposes certain limitations on our ability to issue equity or equity-linked securities.

There are 4,000,000 shares of our Common Stock that are reserved for issuance under the structured secondary offering facility arrangement, sometimes referred to in this prospectus as the SSO Facility, that we entered into with Kingsbridge Capital Limited, or Kingsbridge, 260,000 shares of which are related to a warrant that we issued to Kingsbridge. In certain circumstances where the registration statement covering these shares, of which this prospectus is a part, is not effective or available to Kingsbridge, additional shares may be issuable to Kingsbridge under the agreement. Such circumstances could include, for example, suspending Kingsbridge’s ability to sell shares pursuant to the registration statement because of the existence of material undisclosed developments relating to Cellegy. If within 15 trading days following any settlement date on which Cellegy issues shares to Kingsbridge under the SSO Facility, Cellegy suspends Kingsbridge’s ability to sell shares by delivering a notice to Kingsbridge, referred to as a blackout notice, then if the volume weighted average market price of our Common Stock, or the VWAP, is lower on the trading day immediately before the blackout notice is delivered than it is on the first trading date after the blackout trading period is lifted, Cellegy is obligated to pay to Kingsbridge an amount based on a percentage, ranging from 75% to 25% depending on when the blackout notice is delivered, of the difference between the two VWAP prices multiplied by the number of shares purchased by Kingsbridge under the most recent drawn down under the SSO Facility and held by Kingsbridge immediately before the suspension was imposed. Cellegy may, in its discretion, pay this amount either in cash or in shares, value based on the market price of the common stock on the first trading date after the registration statement became available again. The issuance of shares under the SSO Facility at a discount to the market price of the common stock, and upon exercise of the warrant, will have a dilutive impact on other shareholders, and the issuance or even potential issuance of such shares, if any, could have a negative effect on the market price of our common stock. If we sell stock to Kingsbridge when our share price is decreasing, such issuance will have a more dilutive effect and may further decrease our stock price. A decrease in our stock price or other consequences of issuing shares under the SSO Facility could potentially cause us not to satisfy one or more requirements for the continued listing of our Common Stock on the NASDAQ National Market, or could impair or prevent our ability to obtain additional required financing, resulting in a damaged capital structure.

To the extent that Kingsbridge sells shares of our Common Stock issued under the SSO Facility to third parties, our stock price may decrease due to the additional selling pressure in the market. The perceived risk of dilution from sales of stock to or by Kingsbridge may cause holders of our Common Stock to sell their shares or encourage short sales. This could contribute to decline in our stock price.

During the two-year term of the SSO Facility, we are subject to certain restrictions on our ability to engage in certain equity or equity-linked financings without the consent of Kingsbridge. These restrictions primarily relate to non-fixed future-priced securities. We may not issue securities that are, or may become, convertible or exchangeable into shares of Common Stock where the purchase, conversion or exchange price for such Common Stock is determined using a floating or otherwise adjustable discount to the market price of the Common Stock during the two year term of our agreement with Kingsbridge. However, the agreement does not prohibit us from conducting most kinds of additional debt or equity financings, including PIPEs, shelf offerings, and secondary offerings.

THE STRUCTURED SECONDARY OFFERING FACILITY ARRANGEMENT

On January 16, 2004, we entered into a structured secondary offering facility arrangement, sometimes referred to in this prospectus as the SSO Facility, with Kingsbridge Capital Limited, or Kingsbridge, pursuant to a Common Stock Purchase Agreement dated January 16, 2004, which we sometimes refer to as the Purchase Agreement. The Purchase Agreement entitles us to sell and obligates Kingsbridge to purchase, from time to time over a period of two years, up to 3,740,000 shares of our common stock for cash consideration up to an aggregate of $15.97 million, subject to several conditions and restrictions. At the same time, we entered into a related Registration Rights Agreement with Kingsbridge, and we issued the warrant to Kingsbridge. Pursuant to the Purchase Agreement, we have (i) filed a registration statement of which this prospectus is a part, covering the possible resale by Kingsbridge of any shares that we may issue to Kingsbridge under the Purchase Agreement, and (ii) issued a warrant to Kingsbridge, which we will sometimes refer to as the Warrant, to purchase 260,000 shares of our common stock at an exercise price of $5.27 per share. The Warrant may be exercised from June 16, 2004 through January 16, 2009. Through this prospectus, the selling shareholder may offer to the public for resale shares of our common stock that we may issue to the selling shareholder pursuant to the Purchase Agreement, or that the selling shareholder may acquire upon exercise of the Warrant.

For a period of 24 months from the date of the Purchase Agreement, we may, from time to time, at our discretion, but subject to certain conditions that we must satisfy, sell or “draw down,” shares of our common stock to Kingsbridge at a purchase price having a discount of up to 12% from the volume weighted average of the price of our common stock for each of the 15 trading days following our election to sell shares. The discount will be determined as follows:

VWAP*	PERCENT OF VWAP (APPLICABLE DISCOUNT)
Greater than $7.00 per share	92%	(8)%
Greater than $2.50 per share but less than or equal to $7.00 per share	90%	(10)%
Greater than $1.25 per share but less than or equal to $2.50 per share	88%	(12)%

*	As set forth in the Purchase Agreement, “VWAP” means the volume weighted average price of our common stock during a trading day.

The maximum number of shares that we can issue pursuant to the SSO Facility arrangement is 3,740,000 shares. An additional 260,000 shares are issuable with respect to a Warrant that we issued to Kingsbridge in connection with our entering into the SSO Facility. We intend to exercise our right to draw down amounts under the SSO Facility, if and to the extent available, at such times as there is a need for additional capital and when we believe that sales of stock under the SSO Facility provide the most effective means of raising capital.

Our ability to require Kingsbridge to purchase our common stock is subject to various limitations. We can make draw downs in amounts ranging from a minimum of $250,000 to a maximum of 2.5% of our market capitalization at the time of the draw down, provided that in no event can a single draw down exceed $5,000,000. Unless Kingsbridge agrees otherwise, a minimum of three trading days must elapse between the expiration of any draw down pricing period and the beginning of the next draw down pricing period. Kingsbridge is not obligated to purchase shares at prices below $1.25 per share. If we fail to issue and sell common stock to Kingsbridge pursuant to draw downs at least equal to $2.66 million under the SSO Facility during the term of the agreement, then we have agreed to pay $266,200 to Kingsbridge.

During the two year term of the SSO Facility, we may not engage in certain equity or equity-linked financings without the consent of Kingsbridge. However, we may engage in the following capital raising transactions without Kingsbridge’s consent: (1) establish stock option or award plans or agreements (for directors, employees, consultants and/or advisors), amend such plans or agreements, including increasing the number of shares available thereunder and issue shares under such plans; (2) use equity securities to finance, or otherwise in connection with, the acquisition of other companies, equipment, technologies or lines of business; (3) issue shares of common stock and/or preferred stock in connection with our option or other award plans, stock purchase plans, rights plans, warrants or options; (4) issue shares of common stock or preferred stock in connection with the acquisition of products, licenses, equipment or other assets and strategic partnerships or joint ventures (the primary purpose of which is not to raise equity capital); (5) issue shares of common stock or preferred stock to consultants or advisors as consideration for services rendered; (6) issue and sell shares in public offerings; (7) issue shares of common stock to Kingsbridge under any other agreement entered into between our company and Kingsbridge; (8) issue and sell equity or debt securities in a private placement (subject to the prohibition described in the next sentence); (9) issue equity securities to equipment lessors, equipment vendors, banks or similar lending institutions in connection with leases or loans, or in connection with strategic commercial or licensing transactions; and (10) issue securities in connection with any stock split, stock dividend, recapitalization, reclassification or similar event by Cellegy. During the term of the SSO Facility, without the prior written consent of Kingsbridge we may not issue securities that are, or may become, convertible or exchangeable into shares of common stock where the purchase, conversion or exchange price for such common stock is determined using a floating or otherwise adjustable discount to the market price of the common stock, including pursuant to an equity line or other financing that is substantially similar to the arrangement provided for in the SSO Facility.

The issuance of our common stock under the SSO Facility or upon exercise of the Warrant will have no effect on the rights or privileges of existing holders of common stock except that the economic and voting interests of each shareholder will be diluted as a result of such issuance. Although the number of shares of common stock that shareholders presently own will not decrease, such shares will represent a smaller percentage of our total shares that will be outstanding after such events. If we draw down amounts under the SSO Facility when our share price is decreasing, we will need to issue more shares than if our stock price was higher. Such issuances will have a dilutive effect and may further decrease our stock price.

Kingsbridge agreed in the Purchase Agreement that during the term of the SSO Facility, neither Kingsbridge nor any of its affiliates, nor any entity managed by Kingsbridge, will (i) be in a short position with respect to shares of our common stock in any accounts directly or indirectly managed by Kingsbridge or any of its affiliates or any entity managed by Kingsbridge or (ii) engage in any transaction that it intended to reduce the economic risk of ownership of shares of our common stock (including the purchase of any option or contract to sell) that would, directly or indirectly, have an effect substantially equivalent to selling short such shares of common stock that are subject to, underlie or may be deliverable in satisfaction of such transaction or otherwise may be reasonably be expected to adversely affect the market price of the common stock. Notwithstanding the foregoing restrictions, Kingsbridge has the right during any draw down pricing period to sell shares of our common stock equal in number to the aggregate number of the shares to be purchased pursuant to the applicable draw down notice.

Before Kingsbridge is obligated to buy any shares of our common stock pursuant to a draw down, the following conditions must be met:

•	Each of our representations and warranties in the Purchase Agreement shall be true and correct in all material respects as of the date when made and as of the draw down exercise date as though made at that time, except for representations and warranties that are expressly made as of a particular date.

•	We shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Purchase Agreement, the Registration Rights Agreement and the Warrant to be performed, satisfied or complied with by us.

•	We shall have complied in all material respects with all applicable federal, state and local governmental laws, rules, regulations and ordinances in connection with the execution, delivery and performance of the Purchase Agreement and the consummation of the transactions contemplated by such agreement.

•	The registration statement, which includes this prospectus, shall have previously become effective and shall remain effective.

•	We shall not have knowledge of any event more likely than not to have the effect of causing the registration statement applicable to the resale of shares of our common stock by Kingsbridge to be suspended or otherwise ineffective (which event is more likely than not to occur within fifteen trading days after the trading day on which we deliver a drawn down notice under the SSO Facility).

•	Trading in our common stock shall not have been suspended by the Securities and Exchange Commission, the Nasdaq Stock Market or the National Association of Securities Dealers and trading in securities generally on the NASDAQ Stock Market shall not have been suspended or limited.

•	No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority which prohibits the consummation of any of the transactions contemplated by the Purchase Agreement.

•	No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against us or any of our officers, directors or affiliates seeking to enjoin, prevent or change the transactions contemplated by the Purchase Agreement.

•	The number of shares of our common stock beneficially owned by Kingsbridge, together with those shares that we propose to sell to Kingsbridge in connection with a draw down, cannot exceed 9.9% of the total amount of our common stock that would be outstanding upon completion of the draw down.

•	We shall have sufficient shares of common stock, calculated using the closing trade price of the common stock as of the trading day immediately preceding a draw down, registered under the registration statement to issue and sell such shares in accordance with such draw down.

There is no guarantee that we will be able to meet these or any other conditions under the Purchase Agreement or that we will be able to draw down any portion of the amounts available under the SSO Facility.

We also entered into a Registration Rights Agreement with Kingsbridge. Pursuant to the Registration Rights Agreement, we have filed a registration statement, which includes this prospectus, with the Securities and Exchange Commission relating to the resale by Kingsbridge of any shares of common stock purchased by Kingsbridge under the Purchase Agreement or issued to Kingsbridge as a result of the exercise of the Warrant. The effectiveness of such registration statement is a condition precedent to our ability to sell common stock to Kingsbridge under the Purchase Agreement. We are entitled in certain circumstances, including the existence of certain kinds of nonpublic information, to deliver a blackout notice to Kingsbridge, suspend the use of this prospectus and prohibit Kingsbridge from selling shares, until an appropriate prospectus supplement has been filed or an amendment to the registration statement has been filed and declared effective. If the company imposes a blackout notice in circumstances not permitted by the Registration Rights Agreement, or if the registration statement of which this prospectus is a part is not effective in circumstances not permitted by the agreement, then we must pay amounts to Kingsbridge, calculated by means of a varying percentage of an amount based on the number of shares held by Kingsbridge and the change in the market price of our common stock between the date the blackout notice is imposed (or the registration statement is not effective) and the date the prospectus again becomes available.

The foregoing summary of the SSO Facility does not purport to be complete and is qualified by reference to the Common Stock Purchase Agreement, the Registration Rights Agreement and the Warrant, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

THE SELLING SHAREHOLDER

This prospectus relates to the possible resale by the selling shareholder of shares of common stock that we may issue pursuant to the Purchase Agreement or upon exercise of the Warrant. We are filing the registration statement of which this prospectus is a part pursuant to the provisions of the Registration Rights Agreement.

The selling shareholder may from time to time offer and sell pursuant to this prospectus any or all of the shares that it acquires under the Purchase Agreement or upon exercise of the Warrant. Because the selling shareholder is not obligated to sell shares of common stock, and because the selling shareholder may also acquire or dispose of publicly traded shares of our common stock, we cannot estimate how many shares of common stock the selling shareholder will beneficially own after this offering.

The following table sets forth certain information regarding beneficial ownership of our common stock by Kingsbridge as of April 15, 2004. The selling shareholder has not, within the past three years, had any position, office or other relationship with us or any of our predecessors or affiliates, except as a result of entering into the SSO Facility arrangement described herein.

	Shares of Common Stock Beneficially Owned(1) Prior to the Offering			Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After the Offering(2)
	Number	Percent			Number	Percent
Selling Shareholder
Kingsbridge Capital Limited(3)	4,000,000	19.9	%(4)	4,000,000	0	—	(4)

(1)	Includes 3,740,000 shares issuable under the Purchase Agreement and 260,000 shares that are issuable upon exercise of the Warrant. The address of Kingsbridge is 3rd Floor, Barclays House, P.O. Box 3340, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

(2)	Assumes that all of the offered shares are sold, that no other shares shown in the table as beneficially owned by the selling shareholder are sold, and that the selling shareholder does not acquire any other shares of our common stock.

(3)	We have been advised that Kingsbridge is controlled by Valentine O’Donoghue and Adam Gurney and does not accept third party investments. Accordingly, Messrs. O’Donoghue and Gurney are also regarded as beneficial owners of the shares of common stock acquired by Kingsbridge.

(4)	Based on the number of issued and outstanding shares of common stock as of April 15, 2004.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by Kingsbridge pursuant to this prospectus. Any proceeds from the sale of the shares by us to Kingsbridge under the Purchase Agreement or received in connection with the exercise of the Warrant will be used for general corporate purposes, including capital expenditures and to meet working capital needs. General corporate purposes may also include, without limitation, repayment of debt, capital expenditures, possible acquisitions, investments, repurchase of our capital stock and any other purposes that we may specify in any prospectus supplement. Pending the application of the proceeds from the sale of any shares by us to Kingsbridge, we expect to invest such proceeds in short-term, interest-bearing instruments or other investment-grade securities.

PLAN OF DISTRIBUTION

We are registering 4,000,000 shares of common stock under this prospectus on behalf of Kingsbridge. Except as described below, to our knowledge, the selling shareholder has not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares of common stock offered hereby, nor, except as described below, do we know the identity of the brokers or market makers that will participate in the sale of the shares. As used in this prospectus, the term “selling shareholder” includes donees, pledges, transferees or other successor-in-interest selling shares received after the date of this prospectus from a selling shareholder as a gift, pledge, or other non-sale related transfer.

Who May Sell; How Much; Applicable Restrictions. The selling shareholder may decide not to sell any shares. The selling shareholder may from time to time offer some or all of the shares of common stock through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling shareholder and/or the purchasers of the shares of common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling shareholder may arrange for other broker-dealers to participate. Kingsbridge is an “underwriter” within the meaning of the Securities Act, as amended, or the Securities Act, any such brokers, dealers or agents who participate in the distribution of the shares of common stock may be deemed to be “underwriters,” and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Kingsbridge has advised us that it may effect resales of our common stock through any one or more of the following registered broker dealers: Brean Murray & Co., Inc.; Gilford Securities Incorporated; and Dahlman Rose Weiss, LLC. Each such broker dealer is an underwriter in respect of such shares sold by it on behalf of Kingsbridge. As an underwriter, the selling shareholder will be subject to the prospectus delivery requirements of the Securities Act and is subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. We have agreed to indemnify Kingsbridge with respect to the shares offered hereby against certain liabilities, including, without limitation, certain liabilities under the Securities Act, or, if such indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.

Manner of Sales and Applicable Restrictions. The selling shareholder will act independently of Cellegy in making decisions with respect to the timing, manner and size of each sale. Such sales may be made over the NASDAQ Stock Market, on the over-the-counter market, otherwise, or in a combination of such methods of sale, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares of common stock may be sold according to one or more of the following methods:

(a) a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

(b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

(c) an over-the-counter distribution in accordance with the NASDAQ rules;

(d) ordinary brokerage transactions and transactions in which the broker solicits purchasers;

or

(e) privately negotiated transactions.

Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, the selling shareholder may transfer, devise or gift the shares by other means not described in this prospectus.

Any broker-dealer participating in such transactions as agent may receive commissions from Kingsbridge (and, if they act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with Kingsbridge to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for Kingsbridge, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Kingsbridge. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the NASDAQ National Market, on the over-the-counter market, in privately-negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, a supplemental prospectus will be filed, disclosing:

•	the name of any such broker-dealers;

•	the number of shares involved;

•	the price at which such shares are to be sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	other facts material to the transaction.

Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. Kingsbridge and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of, purchases by the selling shareholder or other persons or entities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making and certain other activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of these limitations may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the securities.

Expenses Associated With Registration. We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees, as well as fees of counsel for the selling shareholder incurred in the preparation of the SSO Facility agreements and the registration statement of which this prospectus forms a part. The selling shareholder will bear its pro rata share of all discounts, commissions or other amounts payable to underwriters, dealers or agents, as well as transfer taxes and certain other expenses associated with the sale of securities.

Indemnification. Under the terms of the Purchase Agreement and the Registration Rights Agreement, we have agreed to indemnify the selling shareholder and certain other persons against certain liabilities in connection with the offering of the shares of common stock, including liabilities arising under the Securities Act.

Prospectus Updates. At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the Securities and Exchange Commission, or the SEC, to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock. We may suspend the sale of shares by the selling shareholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

DESCRIPTION OF CAPITAL STOCK

The following summary is a description of the material terms of our capital stock, does not purport to be complete and is subject in all respects to the applicable provisions of California law and of our constituent documents. Our amended and restated articles of incorporation and bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

As of the date of this prospectus, the authorized capital stock of the Company consists of 35,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of April 15, 2004, there were 20,117,211 shares of common stock outstanding and no outstanding shares of preferred stock.

Common Stock

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at such times and in such amounts as the Board may, from time to time, determine. Each shareholder is entitled to one vote for each share of common stock held of record on matters submitted to a vote of shareholders. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities under the Company’s charter documents. There are no redemption or sinking fund provisions applicable to the common stock. Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to shareholders are distributable ratably among the holders of the common stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding Preferred Stock and payment of claims of creditors. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of common shareholders are subject to the rights of the shareholders of any series of preferred stock, which we may designate and issue in the future.

Preferred Stock

The Company’s amended and restated articles of incorporation provide that the Company may issue shares of preferred stock in one or more series. The Board of Directors is authorized to establish from time to time the number of shares to be included in, and the designation of, any such series, to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power or other rights of the holders of common stock. The Company has no present plans as of the date of this prospectus to issue any shares of preferred stock.

Warrants

The Warrant entitles Kingsbridge to purchase 260,000 shares of our common stock at an exercise price of $5.27 per share. The Warrant may be exercised from June 16, 2004 through January 16, 2009. The exercise price may be paid in cash, or the Warrant holder may exercise the warrant through a cashless net exercise procedure.

Registration Rights

The Company has granted registration rights at various times in the past before entering into the SSO Facility in connection with certain prior issuances of common stock and has filed registration statements with the Securities and Exchange Commission, all of which have become effective.

Change of Control

Our amended and restated articles of incorporation and bylaws contain provisions, such as the authorization of undesignated preferred stock, which could make it more difficult for a third party to acquire us.

We are subject to Section 1203 of the California Corporations Code, which, under certain circumstances, may make it more difficult for a person who would be an “Interested Stockholder,” as defined in Section 1203, to effect various business combinations with us for a three-year period. Under California law, a corporation’s article of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 1203. Our articles of incorporation and bylaws do not exclude us from the restrictions imposed under Section 1203.

Transfer Agent

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we file reports and other information with the Securities and Exchange Commission. Reports, registration statements, proxy and information statements, and other information that we have filed can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of such material from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the SEC. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a World Wide Web site that contains reports, proxy and information statements, and other information that is filed electronically with the SEC. This Web site can be accessed at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-2 (together with all amendments and exhibits thereto, the “Registration Statement”) under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and its exhibits and schedules, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, please refer to the Registration Statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement. Copies of the Registration Statement, including exhibits thereto, may be inspected without charge at the SEC’s principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC.

We will furnish without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon such person’s written or oral request, a copy of any and all of the information that has been incorporated by reference into this prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference herein as well). Requests for such copies should be directed to the attention of our Chief Financial Officer, at (650) 616-2200.

LEGAL MATTERS

Certain legal matters with respect to the securities will be passed upon for us by Weintraub Genshlea Chediak Sproul, a law corporation, located in Sacramento, California.

EXPERTS

The consolidated financial statements as of December 31, 2003 and for the year ended December 31, 2003 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements as of December 31, 2002 and for each of the two years in the period ended December 31, 2002 that are included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements as of December 31, 2002 and for each of the two years in the period ended December 31, 2002, are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus certain information that we file with it. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus.

We incorporate by reference the following documents that we previously filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:

1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (delivered with this prospectus).

2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (delivered with this prospectus).

3. Our Current Report on Form 8-K filed January 21, 2004, as amended by our Form on Form 8-K/A filed January 23, 2004.

4. Our Current Report on Form 8-K filed January 27, 2004.

5. Our Current Report on Form 8-K filed March 25, 2004.

6. All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2003 and prior to the effectiveness of the registration statement of which this prospectus forms a part.

Any statement contained in a document that is incorporated by reference will be modified or superceded for all purposes to the extent that a statement contained in this prospectus (or in any document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. To obtain a copy of these filings at no cost, you may write or telephone us at the following address: Chief Financial Officer, Cellegy Pharmaceuticals, Inc., 349 Oyster Point Boulevard, Suite 200, South San Francisco, CA 94080, telephone: (650) 616-2200. You may also reference these documents through our website at www.cellegy.com.

Cellegy Pharmaceuticals, Inc.

4,000,000 Shares of Common Stock

PROSPECTUS

June 1, 2004